FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

10 February 2010

HSBC TRINKAUS & BURKHARDT AG 2009 DIVIDEND

The Supervisory and Management Boards of HSBC Trinkaus & Burkhardt AG propose the payment of a dividend of €2.50 per share (2008: €2.50) for the 2009 financial year. Shareholders will be invited to approve the dividend at the Annual General Meeting on 8 June 2010.

The preliminary result largely confirms the outlook based on third quarter 2009 results: the bank maintained operating profit at 2008 levels while there was a significant increase in net profit for the year. The core capital ratio stands at over 10 per cent, far exceeding banking supervisory requirements. The long-term “AA” issuer rating given by Fitch was recently confirmed; HSBC Trinkaus therefore still has the best rating among the German private banks.

The results for the 2009 financial year are scheduled to be published on 15 April 2010.

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Media enquiries to Steffen Pörner on +49 211 910 1664 or at steffen.poerner@hsbctrinkaus.de

Notes to editors:

1. HSBC Trinkaus

HSBC Trinkaus is one of Germany’s leading private banks and part of the HSBC Group. With 2,245 employees, HSBC Trinkaus can be found in six locations in Germany in addition to the head office in Düsseldorf, and has access to the global network of the HSBC Group. With total assets of €21.1 billion and €88.7 billion in funds under management and administration (figures at 30 June 2009), the bank has had a AA Fitch Rating since December 2007 which was again confirmed in December 2009. The bank’s central target groups are wealthy private clients, corporate clients and institutional clients.

Press releases can be found on the www.hsbctrinkaus.de homepage under the heading ‘Press’.

2. HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world’s largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 10 February 2010